UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

Passage BIO, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

702712 100

(CUSIP Number)

Steve R. Bailey

601 Union Street, Suite 3200

Seattle, WA 98101

Telephone: (206) 621-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 13, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 702712 100

1.	Name of Reporting Persons. Frazier Life Sciences IX, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 2,543,698 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 2,543,698 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,543,698 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.7% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 2,543,698 shares of Common Stock held directly by Frazier Life Sciences IX, L.P. FHMLS IX, L.P. is the general partner of Frazier Life Sciences IX, L.P. and FHMLS IX, L.L.C. is the general partner of FHMLS IX, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS IX, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences IX, L.P.

(2)	Based on 54,632,940 shares of Common Stock that were outstanding as of May 9, 2023 as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 11, 2023.

CUSIP No. 702712 100

1.	Name of Reporting Persons. FHMLS IX, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 2,543,698 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 2,543,698 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,543,698 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.7% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 2,543,698 shares of Common Stock held directly by Frazier Life Sciences IX, L.P. FHMLS IX, L.P. is the general partner of Frazier Life Sciences IX, L.P. and FHMLS IX, L.L.C. is the general partner of FHMLS IX, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS IX, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences IX, L.P.

(2)	Based on 54,632,940 shares of Common Stock that were outstanding as of May 9, 2023 as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 11, 2023.

CUSIP No. 702712 100

1.	Name of Reporting Persons. FHMLS IX, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 2,543,698 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 2,543,698 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,543,698 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.7% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Consists of 2,543,698 shares of Common Stock held directly by Frazier Life Sciences IX, L.P. FHMLS IX, L.P. is the general partner of Frazier Life Sciences IX, L.P. and FHMLS IX, L.L.C. is the general partner of FHMLS IX, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS IX, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences IX, L.P.

(2)	Based on 54,632,940 shares of Common Stock that were outstanding as of May 9, 2023 as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 11, 2023.

CUSIP No. 702712 100

1.	Name of Reporting Persons. James N. Topper
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 2,543,698 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 2,543,698 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,543,698 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.7% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of 2,543,698 shares of Common Stock held directly by Frazier Life Sciences IX, L.P. FHMLS IX, L.P. is the general partner of Frazier Life Sciences IX, L.P. and FHMLS IX, L.L.C. is the general partner of FHMLS IX, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS IX, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences IX, L.P.

(2)	Based on 54,632,940 shares of Common Stock that were outstanding as of May 9, 2023 as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 11, 2023.

CUSIP No. 702712 100

1.	Name of Reporting Persons. Patrick J. Heron
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 2,543,698 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 2,543,698 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,543,698 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.7% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of 2,543,698 shares of Common Stock held directly by Frazier Life Sciences IX, L.P. FHMLS IX, L.P. is the general partner of Frazier Life Sciences IX, L.P. and FHMLS IX, L.L.C. is the general partner of FHMLS IX, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS IX, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences IX, L.P.

(2)	Based on 54,632,940 shares of Common Stock that were outstanding as of May 9, 2023 as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 11, 2023.

CUSIP No. 702712 100

Item 1. Security and Issuer.

This Amendment No. 3 (“Amendment No. 3”) to Schedule 13D amends the statement on Schedule 13D filed on March 9, 2020 (the “Original Schedule 13D”), as amended on January 27, 2021 and August 15, 2023 (the “Prior Amendments”, and together with the Original Schedule 13D and this Amendment No. 3, the “Schedule 13D”) with respect to the Common Stock of Passage BIO, Inc. (the “Issuer”), having its principal executive office at One Commerce Square, 2005 Market Street, 39th Floor, Philadelphia, PA 19103. Except as otherwise specified in Amendment No. 3, all items in the Original Schedule 13D, as amended by the Prior Amendments, are unchanged. All capitalized terms used in this Amendment No. 3 and not otherwise defined herein have the meanings ascribed to such terms in the Original Schedule 13D, as amended by the Prior Amendments.

Item 3.	Source and Amount of Funds or Other Consideration

Prior to the Issuer’s initial public offering (the “IPO”), and after accounting for the 4.43316-1 reverse stock split that the Issuer effected on February 14, 2020, FLS IX purchased from the Issuer in a series of private transactions, 2,977,242 shares of the Issuer’s Series A-1 Preferred Stock, 1,049,175 shares of the Issuer’s Series A-2 Preferred Stock and 432,802 shares of the Issuer’s Series B Preferred Stock for an approximate aggregate purchase price of $30,471,203. Upon closing of the IPO, the shares of Series A-1 Preferred Stock, Series A-2 Preferred Stock and Series B Preferred Stock held by FLS IX automatically converted into shares of Common Stock of the Issuer on a 1-to-1 basis, resulting in FLS IX holding a total of 4,459,219 shares of Common Stock at such time. In addition, at the time of the IPO, FLS IX purchased an aggregate of 550,000 shares of Common Stock of the Issuer at the IPO price of $18.00 per share.

Since August 9, 2022, FLS has sold an aggregate of 2,465,521 shares of Common Stock of the Issuer for an approximate aggregate sale price of $3,693,426.

FLS IX holds 2,543,698 shares of Common Stock of the Issuer as of the date of this filing (the “FLS Shares”).

The working capital of FLS IX was the source of the funds for the purchase of the FLS Shares. No part of the purchase price of the FLS Shares was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the FLS Shares.

Item 5.	Interest in Securities of the Issuer

(a)

State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act:

FLS IX is the record owners of the 2,543,698 shares of Common Stock of the Issuer as of the date of this filing (the “FLS Shares”). As the sole general partner of FLS IX, FHMLS IX, L.P. may be deemed to beneficially own the FLS Shares. As the sole general partner of FHMLS IX, L.P., FHMLS IX, L.L.C. may be deemed to beneficially own the FLS Shares. As members of FHMLS IX, L.L.C., each of the Members may be deemed to beneficially own the FLS Shares.

The percentage of outstanding Common Stock of the Issuer, which may be deemed to be beneficially owned by each Reporting Person, is set forth on Line 13 of such Reporting Person’s cover sheet. Such percentage was calculated based on the 54,632,940 shares of Common Stock that were outstanding as of May 9, 2023 as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 11, 2023.

(b)

For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared:

Regarding the number of shares as to which such person has:

a.	Sole power to vote or to direct the vote: See line 7 of cover sheets.

b.	Shared power to vote or to direct the vote: See line 8 of cover sheets.

c.	Sole power to dispose or to direct the disposition: See line 9 of cover sheets.

d.	Shared power to dispose or to direct the disposition: See line 10 of cover sheets.

(c)

Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (§240.13d-191), whichever is less, by the persons named in response to paragraph (a):

Information with respect to transactions in the Securities which were effected within the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by the Reporting Persons is set forth below.

FLS IX:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
6/6/2023	Sale	63,217	Common Stock	$0.9761	*
6/13/2023	Sale	1,150,000	Common Stock	$0.9634	*

*	Reflects the weighted average price per share.

FHMLS IX, L.P.:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

FHMLS IX, L.L.C:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

Topper:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

Heron:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

(d)

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required:

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the FLS Shares beneficially owned by any of the Reporting Persons.

(e)	If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities:

June 13, 2023.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 15, 2023	FRAZIER LIFE SCIENCES IX, L.P.
By FHMLS IX, L.P., its general partner
By FHMLS IX, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: June 15, 2023	FHMLS IX, L.P.
By FHMLS IX, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: June 15, 2023	FHMLS IX, L.L.C.

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: June 15, 2023	By:	*
James Topper

Date: June 15, 2023	By:	*
Patrick Heron

Date: June 15, 2023	*By:	/s/ Steve R. Bailey
Steve R. Bailey, as Attorney-in-Fact

This Schedule 13D was executed by Steve R. Bailey on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which was filed with the SEC on July 31, 2017.